NEWS RELEASE	Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA PLANS TO EXPLORE THE GOLD BAR
PROPERTY IN NEVADA & APPOINTS DIRECTOR

May 12, 2003- AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) is pleased to report its plans to commence exploration of the Gold Bar Property located in the Battle Mountain / Eureka mineral trend in central Nevada. The Gold Bar project is subject to an option agreement with American Nevada Gold Corp., with Bonanza acting as Operator of the project.

Production by Atlas Corporation and its subsidiaries began at the Gold Bar Pit in 1987 and continued until the mine closed in 1994. A total of 7,514,600 tons grading 0.074 opt gold were produced. Recoveries averaged 87%, resulting in production of 485,000 ounces of gold, as previously announced. Atlas mined from limestone host rocks which are relatively poor hosts for sediment hosted, disseminated (Carlin-type) gold deposits. The most favourable known host rock for Carlin-type gold deposits is the Roberts Mountains Formation, known to exist in the Main Gold Bar Pit area at depths of approximately 700 metres. The target deposit would lie at depth within the Roberts Mountains Formation. The target deposit would occur where the feeder structures intersect the Roberts Mountains Formation, and would be a high grade, deep Carlin type deposit.

The Stage 1 Exploration Program at the Gold Bar project, which has already commenced, consists of continuing and completing the data entry and processing in the Gold Bar Main Pit area. This data has been entered and incorporated into 2-D and 3-D models and will be combined with structural, geological and exploration and development drilling data. The resulting model will guide the deep drilling required to test the deep Carlin-type deposit model. Upon completion of the modelling, one or two reverse circulation drill holes will be drilled to depth. The initial drilling program will provide essential stratigraphic information in the vicinity of the Gold Bar Main Pit area feeder structures. It will also provide preliminary information concerning alteration and possible gold mineralization in the Roberts Mountains Formation near the feeder structures.

The drill permitting process for the Gold Bar Property has commenced and will likely be completed this month. The initial drilling program will commence as soon as permits are in place, anticipated to be during June.

In corporate developments, Bonanza is pleased to announce the appointment of Mr. Robert T. McKnight, P.Eng., MBA to its Board of Directors. Mr. McKnight brings a wealth of experience which includes project finance, mergers and acquisitions, feasibility studies and valuations. Most recently Mr. McKnight was a Vice President of Pincock Allen & Holt Ltd. and previously was a director and principal of Endeavour Financial Corporation. Bonanza also reports the resignation of Mr. David Beling as Director who will be pursuing other opportunities.

The Corporation has granted 250,000 stock options for a period of five years commencing May 9, 2003 at an exercise price of $ 0.29 per share, subject to regulatory approval. Additionally, the Corporation has adopted a rolling stock option plan subject to shareholder and regulatory approval.

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023